Report of Independent Registered Public
Accounting Firm

The Board of Directors
Dreyfus Funds, Inc.

We have examined management's assertion, included in the accompanying Management
Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940, that Dreyfus Mid-Cap Growth Fund, the sole series of Dreyfus Funds, Inc., (the "Fund") complied with the requirements of subsections (b) and (c) of Rule
17f-2 under the Investment Company Act of 1940 as of February 28, 2015, and from December 31,
2014 through February 28, 2015, with respect to securities reflected in the investment accounts of the Fund. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 28, 2015, and with respect to agreement of security purchases and sales, for the period from December 31, 2014 (the date of the Fund's last examination), through February 28, 2015:

1.	Obtained The Bank of New York Mellon's
(the "Custodian") security position
reconciliations for all securities held by sub
custodians and in book entry form and
verified that reconciling items were cleared
in a timely manner;
2.	Confirmation with the Custodian of all
securities held, hypothecated, pledged or
placed in escrow or out for transfer with
brokers or pledgees;
3.	Reconciliation of the Fund's accounting
records to the Custodians records as of
February 28, 2015;
4.	Agreement of pending purchase activity for
the Fund as of February 28, 2015 to
documentation of corresponding subsequent
bank statements;
5.	Agreement of pending sale activity for the
Fund as of February 28, 2015 to
documentation of corresponding subsequent
bank statements;
6.	Agreement of a minimum of five security
purchases and five security sales from the
period December 31, 2014 (the date of the
Funds last examination) through February
28, 2015, from the books and records of the
Fund to the bank statements noting that they
had been accurately recorded and
subsequently settled;
7.	Review of the BNY Mellon Asset Servicing
Custody and Securities Lending Services
Service Organization Control Report ("SOC
1 Report") for the period January 1, 2014 to
December 31, 2014 and noted no relevant
findings were reported in the areas of Asset
Custody and Control;
8.	We inquired of the Custodian to confirm
that all control policies and procedures detailed in Section III Control Objectives,
Controls and Tests of Operating
Effectiveness of the SOC 1 Report, have
remained in operation and functioned
adequately from January 1, 2015 through
February 28, 2015. In addition, we have
obtained written representations from the
Custodian confirming the above.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund complied with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of February 28, 2015, and from December 31, 2014 through February 28,
2015, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Dreyfus Funds, Inc., and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP
New York, New York
August 31, 2015



August 31, 2015

Management Statement Regarding Compliance
With
Certain Provisions of the Investment Company
Act of 1940

Management of Dreyfus Funds, Inc., the sole series of Dreyfus Mid-Cap Growth Fund, (the "Fund"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of
Investments by Registered Management Investment
Companies," of the Investment Company Act of
1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements.
Management has performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February
28, 2015 and from December 31, 2014 through
February 28, 2015.

Based on the evaluation, Management asserts that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February
28, 2015 and from December 31, 2014 through
February 28, 2015 with respect to securities reflected in the investment accounts of the Fund.

Dreyfus Funds, Inc.

Jim Windels
Treasurer

2